UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 27, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 27/May to 04/Jun

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Leonardo Capdeville – Chief Technology and Information Officer

Event: Podcast Insights Episode 62

Date and time: May 27th, 2021, at 06:00 p.m.

Links: Apple - https://podcasts.apple.com/br/podcast/insights/id1509015979

Deezer - https://www.deezer.com/us/show/1079732

Google - https://podcasts.google.com/feed/aHR0cHM6Ly9vbW55LmZtL3Nob3dzL2luc2lnaHRzL3BsYXlsaXN0cy9wb2RjYXN0LnJzcw

Spotify - https://open.spotify.com/show/0WLXFEWyxgR3xzQxKS7aJo

Topics to be discussed: Implementation of 5G technology in Brazil, 5G applications and their impacts on the country's economic development, frequency auction for 5G, consumer behavior with data services and how this was impacted by the pandemic.

Rio de Janeiro, May 27th, 2021.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 27, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer